Support Groups Central, Inc. d.b.a. Peer Support Solutions



ANNUAL REPORT

530 S. Lake Avenue, Suite 766

Pasadena, CA 91101

(818) 430-3414

www.peersupportsolutions.com

This Annual Report is dated April 29, 2022.

BUSINESS

We provide virtual peer support technology and services that help individuals with behavioral health, chronic illness, and rare disease issues. We are a B2B2C company offering SaaS and turnkey services to EAPs, Healthcare companies and nonprofits. We ended last year with $319K in revenue, most of it recurring. We currently have 125,000+ subscribers and we are adding about 4,400 a month. We are transitioning our organizational customers from SupportGroupsCentral.com to HeyPeers.com, our newer platform. HeyPeers has additional services, revenue streams and can scale faster because of self-service automations. The purpose of this capital campaign is to obtain funding to accelerate the growth of HeyPeers.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $.00
Number of Securities Sold: 10,617,663
Use of proceeds: No cash was received. We gained 100% ownership of Faro10 LLC.
Date: March 13, 2019
Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $309,925 , down slightly from fiscal year 2020 with revenue of $312,767. As of March 2022, we have $320,660 in recurring revenue and our customers say that they will continue or expand the use of our services post pandemic. Revenue was down slightly as we put attention to upgrading our platform's video engine and created a version 2.0 of our site to increase engagement via the use of AI.

Cost of sales

Cost of sales in 2021 was $72,184, an increase of $4,316, from costs of $67,868 in fiscal year 2020. The increase was largely due to an increase in customer support staffing.

Gross margins

2021 gross profit decreased slightly by $7,158 over 2020 gross profit and gross margins as a percentage of revenues stayed about the same - 76.7% in 2021 as compared to 76.4% in 2020.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, platform and app development, fees for professional services, and general and administrative expenses. Expenses in 2021 decreased slightly from from $276,887 in 2020 to $272,233 in 2021.

Historical results and cash flows:

Based on our most recent experience, we expect to grow our revenue in 2022. We are using the capital we have raised to make greater investments in marketing and sales while web and app development costs will remain relatively flat. In particular we are expanding our sales team an expect to have five, commission-only reps in place by July 1. HeyPeers.com will be where all of our business is conducted by mid 2022 when we have finished moving the remainder of our

SGC customers there. Platform operational costs are expected to decrease as we cease operation of SGC. Customer support and operational costs will increase in concert with a higher volume of business. We will also make some further investments in administrative, legal, and financial support. Our projections are based on 6+ years operating this business and 6 years in it's prior form.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $21,877.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration
Amount Owed: $83,100.00
Interest Rate: 3.75%
Maturity Date: June 16, 2052
SBA has postponed payment to begin now in October 2022.

Creditor: Clovis Blackwell
Amount Owed: $10,000.00
Interest Rate: 6.0%
Maturity Date: April 30, 2022
Clovis is paid $24K annually, and his note is in the amount of $10K, 6% interest, matures 4/30/2022. This note will be converted to equity at the end of April.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Vincent F. Caimano

Vincent F. Caimano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Co-Founder

Dates of Service: June 30, 2015 - Present

Responsibilities: The CEO is responsible for the long term direction and development of the company. This is a full time role with compensation of $8K to 20K annually.

Other business experience in the past three years:

Employer: National Association of Peer Supporters

Title: Board Director and Treasurer

Dates of Service: August 15, 2018 - Present

Responsibilities: Serve as a member of the Executive Committee and also lead the Finance Committee.

Name: Joshua Roberto

Joshua Roberto's current primary role is with Boost TBM. Joshua Roberto currently services 8 to 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Chief Product Development Officer

Dates of Service: March 15, 2019 - Present

Responsibilities: To lead the technical design, development and operation of our platform. 8 to 10 hours a week, $5K to $6K annually

Other business experience in the past three years:

Employer: Boost TBM

Title: Principal Consultant

Dates of Service: April 15, 2019 - Present

Responsibilities: Solve complex TBM Use Cases through innovative solutions and Apptio platform expertise.

Other business experience in the past three years:

Employer: Apptio

Title: Consulting Manager

Dates of Service: March 15, 2014 - March 15, 2019

Responsibilities: Manager for Apptio's Global Data Engineering Group.

Name: Roger G. Brook

Roger G. Brook's current primary role is with Sighthound, Inc.. Roger G. Brook currently services 4 to 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Business Development Officer

Dates of Service: March 15, 2019 - Present

Responsibilities: Lead the business growth strategy and sales efforts. About 8 hours a week, $15K annually.

Other business experience in the past three years:

Employer: Southern Connection Ventures

Title: Founder

Dates of Service: April 01, 2019 - Present

Responsibilities: Managing Partner

Other business experience in the past three years:

Employer: Sighthound, Inc.

Title: Director of Sales, Transportation, Smart Cities, Infrastructure, and Retail

Dates of Service: July 01, 2021 - Present

Responsibilities: Business development

Other business experience in the past three years:

Employer: MeterSYS

Title: Director, Smart City IoT

Dates of Service: November 01, 2018 - Present

Responsibilities: Business development

Other business experience in the past three years:

Employer: Wholistics.Health

Title: Advisor

Dates of Service: May 01, 2021 - Present

Responsibilities: business advisor

Other business experience in the past three years:

Employer: Intake Health

Title: Advisor

Dates of Service: November 01, 2020 - Present

Responsibilities: business advisor

Other business experience in the past three years:

Employer: Owl Insights

Title: Advisor

Dates of Service: May 01, 2019 - Present

Responsibilities: business advisor

Other business experience in the past three years:

Employer: American Growth

Title: Consultant

Dates of Service: March 01, 2014 - Present

Responsibilities: business advisor

Other business experience in the past three years:

Employer: Bolder AI

Title: IoT Sales, Marketing and Partnerships

Dates of Service: October 01, 2020 - July 01, 2021

Responsibilities: business development

Other business experience in the past three years:

Employer: Sourcemap

Title: Consultant

Dates of Service: October 01, 2019 - March 01, 2020

Responsibilities: business advise

Name: Clovis Blackwell

Clovis Blackwell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Secretary

Dates of Service: February 18, 2020 - Present

Responsibilities: To keep a record of corporation governance activities and to manage correspondence with shareholders.

Position: Operations Director

Dates of Service: January 01, 2019 - Present

Responsibilities: To manage the day to day operations of the company. Full time, $24,000 annually.

Other business experience in the past three years:

Employer: Fleur de Boom!

Title: Owner / Master Printer

Dates of Service: July 01, 2015 - Present

Responsibilities: Create and provide limited-edition fine art prints

Other business experience in the past three years:

Employer: Mt. San Antonio College

Title: Adjunct Professor

Dates of Service: February 01, 2020 - Present

Responsibilities: Teaching printmaking

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Joshua Roberto

Amount and nature of Beneficial ownership: 8,949,511

Percent of class: 41.7

Title of class: Common Stock

Stockholder Name: Vincent F. Caimano

Amount and nature of Beneficial ownership: 4,473,917

Percent of class: 20.8

Title of class: Common Stock

Stockholder Name: Dorothy Caimano

Amount and nature of Beneficial ownership: 4,473,917

Percent of class: 20.8

RELATED PARTY TRANSACTIONS

Name of Entity: Clovis Blackwell

Relationship to Company: Family member

Nature / amount of interest in the transaction: Clovis Blackwell is the CEO's son-in-law and is a holder of a promissory convertible note with the company, and he is also our Director of Operations.

Material Terms: Clovis is paid $24K annually, and his note is in the amount of $10K, 6% interest, matures 4/30/2022.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Convertible Note with Clovis Blackwell with a Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,962,959 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 22,613,788 outstanding.

Voting Rights

The holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes, with each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in the name of such holder on the books of the Corporation. See voting rights of securities sold in this offering below for additional detail.

Material Rights

The amount of common stock outstanding includes 136, 288 shares to be issued pursuant to promissory notes.

The amount of common stock outstanding includes 712,500 granted stock options.

The amount of common stock outstanding includes 1,147,337 shares available for issuance under the company's equity pool.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to the provisions of the Certificate of Incorporation and any restrictions imposed by statute, the Board may declare dividends out of the net assets of the Corporation in excess of its capital or, in case there shall be no such excess, out of the net profits of the Corporation for the fiscal year then current and/or the preceding fiscal year, or out of any funds at the time legally available for the declaration of dividends whenever, and in such amounts as, in its sole discretion, the conditions and affairs of the Corporation shall render advisable.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Dividend Rights

Subject to the provisions of the Certificate of Incorporation and any restrictions imposed by statute, the Board may declare dividends out of the net assets of the Corporation in excess of its capital or, in case there shall be no such excess, out of the net profits of the Corporation for the fiscal year then current and/or the preceding fiscal year, or out of any funds at the time legally available for the declaration of dividends whenever, and in such amounts as, in its sole discretion, the conditions and affairs of the Corporation shall render advisable.

Blackwell Convertible Promissory Note

The security will convert into Common stock and the terms of the Blackwell Convertible Promissory Note are outlined below:

Amount outstanding: $10,000.00

Maturity Date: April 30, 2022

Interest Rate: 6.0%

Discount Rate: 80.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: maturity, liquidation event, financing

Material Rights

We can repay or convert to Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online peer support services. Our revenues are therefore dependent upon the market for online peer support services.

Minority Holder; Securities with Voting Rights

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Support Groups Central, Inc, d.b.a. Peer Support Solutions was formed on July 30, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Peer Support Solutions has incurred a net loss at times and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and technical services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Peer Support Solutions or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Peer Support Solutions could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Support Groups Central, Inc. d.b.a. Peer Support Solutions

By /s/ *Vincent F. Caimano*

Name: <u>Support Groups Central, Inc. d.b.a. Peer Support Solutions</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Vincent F Caimano the Chief Executive Officer of Support Groups Central, Inc. d.b.a. Peer Support Solutions hereby certify that the financial statements of Support Groups Central, Inc. d.b.a. Peer Support Solutions and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Support Groups Central, Inc. d.b.a. Peer Support Solutions has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2022.

_____ (Signature)

Chief Executive Officer_____ (Title)

April 29, 2022_____ (Date)

Peer Support Solutions

Profit and Loss
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income			
Discounts given	-300.00	-9,170.50	$ -9,470.50
Payment Processing Income	1,950.31		$1,950.31
Service/Fee Income	311,116.51	313,095.91	$624,212.42
Subscription Income		6,000.00	$6,000.00
Total Income	**$312,766.82**	**$309,925.41**	**$622,692.23**
Cost of Goods Sold			
Computer and Software	10,562.51	11,561.45	$22,123.96
Contractors - COS	57,305.62	60,622.58	$117,928.20
Total Cost of Goods Sold	**$67,868.13**	**$72,184.03**	**$140,052.16**
GROSS PROFIT	**$244,898.69**	**$237,741.38**	**$482,640.07**
Expenses			
Advertising & Marketing	14,637.32	13,997.68	$28,635.00
App & Web Development	98,067.90	90,932.92	$189,000.82
Auto			$0.00
Auto Lease	5,159.52	5,592.00	$10,751.52
Auto Maintenance	334.50	191.67	$526.17
Fuel	574.92	370.07	$944.99
Registration		537.05	$537.05
Total Auto	**6,068.94**	**6,690.79**	**$12,759.73**
Bank Charges & Fees	51.00	285.73	$336.73
PayPal Fees	2,488.45	1,544.70	$4,033.15
Processing Fees	348.00	348.00	$696.00
QuickBooks Payments Fees	1,687.57	2,092.03	$3,779.60
Total Bank Charges & Fees	**4,575.02**	**4,270.46**	**$8,845.48**
Charitable Contributions	50.00	108.30	$158.30
Commissions		475.00	$475.00
Contractors	51,162.25	70,274.28	$121,436.53
Dues & subscriptions	2,264.94	2,782.30	$5,047.24
Human Resources / Staffing	209.93	554.81	$764.74
Insurance	2,813.06	2,830.90	$5,643.96
Interest Paid	1,382.40	10,367.27	$11,749.67
Legal & Professional Services	7,213.40	4,348.40	$11,561.80
Meals & Entertainment	151.05	401.28	$552.33
Office Supplies	1,591.77	349.76	$1,941.53
Other Business Expenses		133.95	$133.95
Payroll Expenses	2,355.00	1,784.00	$4,139.00
Employee Benefits	2,785.97	2,758.26	$5,544.23
Taxes	5,469.85	3,163.16	$8,633.01
Wages	61,966.28	39,609.00	$101,575.28
Total Payroll Expenses	**72,577.10**	**47,314.42**	**$119,891.52**

Peer Support Solutions

Profit and Loss
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Repairs & Maintenance	708.00		$708.00
Seminars & Events		271.53	$271.53
Shipping	266.00	194.85	$460.85
Software & Subscriptions	5,725.76	7,974.70	$13,700.46
Taxes & Licenses	126.00	674.50	$800.50
State Taxes	1,690.00	831.24	$2,521.24
Total Taxes & Licenses	**1,816.00**	**1,505.74**	**$3,321.74**
Travel		314.80	$314.80
Parking & Tolls	29.80	22.50	$52.30
Total Travel	**29.80**	**337.30**	**$367.10**
Utilities	5,577.25	6,116.03	$11,693.28
Total Expenses	**$276,887.89**	**$272,232.67**	**$549,120.56**
NET OPERATING INCOME	**$ -31,989.20**	**$ -34,491.29**	**$ -66,480.49**
Other Income			
Other Income	8,855.00	15,053.59	$23,908.59
Total Other Income	**$8,855.00**	**$15,053.59**	**$23,908.59**
NET OTHER INCOME	**$8,855.00**	**$15,053.59**	**$23,908.59**
NET INCOME	**$ -23,134.20**	**$ -19,437.70**	**$ -42,571.90**

Peer Support Solutions

Balance Sheet

As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
ASSETS		
Current Assets		
Bank Accounts		
Bank of America	41,436.33	21,801.30
PayPal Bank	29.80	75.75
Total Bank Accounts	**$41,466.13**	**$21,877.05**
Accounts Receivable		
Accounts Receivable (A/R)	12,876.45	6,544.39
Total Accounts Receivable	**$12,876.45**	**$6,544.39**
Other Current Assets		
Undeposited Funds	1,200.00	50.00
Total Other Current Assets	**$1,200.00**	**$50.00**
Total Current Assets	**$55,542.58**	**$28,471.44**
Fixed Assets		
Computers	1,732.16	1,732.16
Total Fixed Assets	**$1,732.16**	**$1,732.16**
TOTAL ASSETS	**$57,274.74**	**$30,203.60**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express	0.00	-4,959.62
BoA Business Advantage Cash Rewards	0.00	0.00
Chase United Explorer VISA (4295) - 7		8,366.93
Citi AAdvantage Platinum Select (deleted)	0.00	0.00
CORP Bus Advantage Cash Rewards 7862 (deleted)	0.00	0.00
Total Credit Cards	**$0.00**	**$3,407.31**
Other Current Liabilities		
Direct Deposit Payable	0.00	0.00
Paypal Pass Through Costs	50,037.96	78,494.01
Baby Live Advice	-831.76	-10,129.52
DBSA	-9,327.92	-26,310.69
PSI	-827.72	-827.72
Youth Mental Health Project	-432.64	-1,105.93
Total Paypal Pass Through Costs	**38,617.92**	**40,120.15**
Payroll Liabilities	-200.00	-200.00
CA PIT / SDI	0.00	0.00
CA SUI / ETT	287.04	0.00
Federal Taxes (941/944)	0.00	0.00
Federal Unemployment (940)	188.08	135.00

Peer Support Solutions

Balance Sheet

As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
Total Payroll Liabilities	**275.12**	**-65.00**
Prepaid Service Fees - VOA	8,824.00	8,224.00
Prepaid Service Fees- DBSA	30,000.00	2,790.49
Total Other Current Liabilities	**$77,717.04**	**$51,069.64**
Total Current Liabilities	**$77,717.04**	**$54,476.95**
Long-Term Liabilities		
Loans from Shareholders	-5,000.00	-6,500.00
Member Notes Payable Clovis Blackwell	10,000.00	10,000.00
Promissory Note w Louise Wannier	4,410.00	640.00
SBA EIDL Loan	83,100.00	83,100.00
Shareholder Loan Vincent	-19,818.71	1,148.19
Total Long-Term Liabilities	**$72,691.29**	**$88,388.19**
Total Liabilities	**$150,408.33**	**$142,865.14**
Equity		
Opening Balance Equity	-40,548.31	-40,638.56
Retained Earnings	-29,451.08	-52,585.28
Net Income	-23,134.20	-19,437.70
Total Equity	**$ -93,133.59**	**$ -112,661.54**
TOTAL LIABILITIES AND EQUITY	**$57,274.74**	**$30,203.60**

Peer Support Solutions

Statement of Cash Flows
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES			
Net Income	-23,134.20	-19,437.70	$ -42,571.90
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	-10,095.46	6,332.06	$ -3,763.40
American Express	-3,711.35	-4,959.62	$ -8,670.97
BoA Business Advantage Cash Rewards	661.10	0.00	$661.10
Chase United Explorer VISA (4295) - 7		8,366.93	$8,366.93
Citi AAdvantage Platinum Select (deleted)	-99.00		$ -99.00
CORP Bus Advantage Cash Rewards 7862 (deleted)	-24,194.75		$ -24,194.75
Direct Deposit Payable	0.00	0.00	$0.00
Paypal Pass Through Costs	31,841.35	28,456.05	$60,297.40
Paypal Pass Through Costs:Baby Live Advice	-831.76	-9,297.76	$ -10,129.52
Paypal Pass Through Costs:DBSA	-9,327.92	-16,982.77	$ -26,310.69
Paypal Pass Through Costs:PSI	-827.72		$ -827.72
Paypal Pass Through Costs:Youth Mental Health Project	-432.64	-673.29	$ -1,105.93
Payroll Liabilities		0.00	$0.00
Payroll Liabilities:CA PIT / SDI	0.00	0.00	$0.00
Payroll Liabilities:CA SUI / ETT	244.94	-287.04	$ -42.10
Payroll Liabilities:Federal Taxes (941/944)	0.00	0.00	$0.00
Payroll Liabilities:Federal Unemployment (940)	116.56	-53.08	$63.48
Prepaid Service Fees - VOA	8,824.00	-600.00	$8,224.00
Prepaid Service Fees- DBSA	30,000.00	-27,209.51	$2,790.49
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,167.35**	**-16,908.03**	**$5,259.32**
Net cash provided by operating activities	**$ -966.85**	**$ -36,345.73**	**$ -37,312.58**
INVESTING ACTIVITIES			
Computers	-1,732.16		$ -1,732.16
Net cash provided by investing activities	**$ -1,732.16**	**$0.00**	**$ -1,732.16**
FINANCING ACTIVITIES			
Loans from Shareholders	-5,000.00	-1,500.00	$ -6,500.00
Promissory Note w Louise Wannier	-6,960.00	-3,770.00	$ -10,730.00
SBA EIDL Loan	83,100.00		$83,100.00
Shareholder Loan Vincent	-28,011.82	20,966.90	$ -7,044.92
Opening Balance Equity	343.00	-90.25	$252.75
Net cash provided by financing activities	**$43,471.18**	**$15,606.65**	**$59,077.83**
NET CASH INCREASE FOR PERIOD	**$40,772.17**	**$ -20,739.08**	**$20,033.09**

CERTIFICATION

I, Vincent F. Caimano, Principal Executive Officer of Support Groups Central, Inc. d.b.a. Peer Support Solutions, hereby certify that the financial statements of Support Groups Central, Inc. d.b.a. Peer Support Solutions included in this Report are true and complete in all material respects.

Vincent F. Caimano

CEO